Exhibit 99.1

i-80 Gold Announces New High-Grade Results from Underground Drilling at Cove

Results Include 12.9 g/t Gold over 36.1 m & 13.0 g/t Au over 6.0 m

RENO, Nev., May 9, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce positive initial results from underground drilling at the Company's 100%-owned McCoy-Cove Property ("Cove" or "the Property") located in Lander County, Nevada. The ~40,000 metre drill program is primarily designed to provide additional delineation to upgrade resources in the Helen and CSD Gap Zones in advance of completing an updated resource estimate and a full feasibility study.

Highlight results from initial 2023 drilling at Cove include:

  6.6 g/t Au over 6.0 m (iCHU23-01)
  13.2 g/t Au over 3.0 m And 10.3 g/t Au over 7.8 m (iCHU23-02)
  13.0 g/t Au over 6.0 m (iCHU23-03)
  12.9 g/t Au over 36.1 m (iCHU23-04)

"Having not drilled the Cove deposit since 2018 as mine permitting was being advanced, many may have forgotten that it is one of the highest-quality deposits within i-80's portfolio.", stated Ewan Downie, CEO of i–80 Gold.  "Our early results in the CSD Gap Zone confirm high-grade mineralization that makes Cove one of the highest-grade development-stage gold deposits in North America."

Figure 1 – 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Cove is one of three projects currently being advanced to realize the Company's goal of becoming the second largest gold producer in Nevada. In addition to the ongoing underground drill program, that is expected to comprise ~40,000 metres of drilling, the ongoing exploration and development program will also include hydrological and metallurgical test work in advance of completing a Feasibility Study following the underground definition drill program.

Table 1 – Highlight Assay Results from Cove Underground Drilling

New 2023 results from McCoy-Cove, estimated true thickness 80-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iCHU23-01	CSD Gap	Core	323.4	329.4	6.0	6.6
iCHU23-02	CSD Gap	Core	245.1	248.1	3.0	13.2
and	CSD Gap	Core	267.3	273.6	6.2	5.2
and	CSD Gap	Core	281.4	289.3	7.8	10.3
and	CSD Gap	Core	307.1	308.6	1.5	15.4
and	CSD Gap	Core	326.0	327.2	1.2	26.6
and	CSD Gap	Core	330.3	331.9	1.6	13.5
iCHU23-03	CSD Gap	Core	309.5	315.5	6.0	13.0
iCHU23-04	CSD Gap	Core	295.4	331.5	36.1	12.9

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iCHU23-01	482203	4465760	1416	047	-88
	iCHU23-02	482175	4465774	1417	190	-86
	iCHU23-03	482203	4465760	1416	120	-82
	iCHU23-04	482204	4465760	1417	126	-78

The ongoing infill and step-out drill program will aide in the advancement of the Company's plan to develop an underground mine at Cove utilizing the current ramp with material anticipated to be trucked to the Company's Lone Tree facility, once operational, for processing in addition to Nevada Gold Mines pursuant to the processing agreement between the two companies.  Following the underground drill program, i-80 plans to complete an updated mineral resource estimate and a Feasibility Study.

Cove is one of the Company's primary assets and is host to a resource of:

Mineral Resources[2]
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565

Please click here for further information on abbreviations and conversions referenced in this press release.

Investor Day Webcast & Conference Call – May 9th at 4:30pm ET

The Company will host a live conference call and webcast on May 9, 2023, commencing at 4:30 pm ET, providing the opportunity for analysts and investors to ask questions of i-80 Gold's executive team.

Conference Call

North American Toll-free:	1-888-664-6383
Local: Toronto:	416-764-8650

Webcast Link

https://app.webinar.net/AyeNd3zbxWk

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-ICP61 (35 element suite; 0.4g 4 acid/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Cove and the potential of the McCoy-Cove Project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450

CO: i-80 Gold Corp

CNW 12:00e 09-MAY-23